
Mail Stop 3233

August 19, 2016

Via E-mail
Paula Mathews
Executive Vice President and Secretary
Strategic Storage Trust IV, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, California 92694

> **Re:** **Strategic Storage Trust IV, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 22, 2016**
> **File No. 333-212639**

Dear Ms. Mathews:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please

also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions at 202-551-3440.

4. We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Questions and Answers About This Offering

Why are you offering three classes of your common stock, and what are the similarities and differences between the classes?, page 3

5. Please revise to clarify, if true, that an early purchaser of Class T shares, through the payment of the front end selling commissions and dealer manager fees, and ongoing stockholder servicing fee, may pay more than 10% of their purchase price in underwriting commissions.

6. We note your disclosure on page 5 that you cannot predict the length of time over which the dealer manager servicing fee will be paid. However, we note that you were able to provide an estimate of the length of time over which the stockholder servicing fee will be paid, which is subject to similar factors controlling the cessation of payment of the fee. Please revise to state how long a holder of a Class W share should expect to pay the dealer manager servicing fee and the aggregate amount that a Class W holder should expect to pay before the cessation of payment of the fee.

7. Please tell us how you will consider the stockholder servicing fee and the dealer manager servicing fee for purposes of calculating net asset value and, specifically, when it will be recognized in that calculation.

## Prospectus Summary

### Compensation to Our Advisor and its Affiliates, page 15

8. Please revise to clarify whether these fees can be increased without stockholder consent. Please also update your disclosure elsewhere in the filing as appropriate.

9. We note your disclosure on page 16 that your advisor will fund 1.5% of gross offering proceeds from the sale of Class W shares only towards the payment of organization and offering expenses. Please clarify whether your advisor will have any right to reimbursement for the 1.5% of organization and offering expenses it is funding in relation to the Class W Shares.

10. With respect to your Development Fee, please provide a description of what "market-based" means in order for investors to have a general idea of how such fees are computed. Please also clarify whether there is any oversight by independent board members in determining the amount of the development fee to be paid.

### Risk Factors

### We may pay distributions from sources other than cash flow from operations…, page 26

11. Please expand this risk factor disclosure to address the dilution that will occur if you pay distributions in excess of your earnings.

### The Self Storage Industry, page 67

12. We note your disclosure that some of your facilities provide 24-hour access. However, it does not appear that you own any properties. Please revise to reconcile this discrepancy.

### Executive Officers and Directors, page 72

13. We note your disclosure on page 116 that on June 3, 2013, a court ordered the appointment of a receiver to operate the property owned by Fontaine Business Park, LLC during the pendency of certain litigation with a lender to such entity. Please consider whether this event is covered by Item 401(f)(1) of Regulation S-K, and either add the relevant disclosure here or tell us why you believe it is not required.

Management Compensation, page 86

14. We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

15. We note your disclosure in footnote 5 that you will pay your advisor an acquisition fee of 2% of the "contract purchase price of each property acquired by us, including any debt attributable to the property, plus amounts incurred for the development, construction or other capital improvements…." You further disclose that the contract purchase price means the amount actually paid or allocated in respect of the purchase, development, construction, or improvement of a property. This formula seems to double count development, construction and improvements. Please revise to clarify the calculation of the acquisition fee.

Prior Performance Summary

Public Programs, page 109

16. Please provide an undertaking to provide upon request, for no fee, the most recent Form 10-K Annual Report filed with the Commission by any prior public program that has reported to the Commission within the last twenty-four months and to provide, for a reasonable fee, the exhibits to each such Form 10-K. Alternatively, revise to state you will make such information available on your website. Please see Section 8.A.3 of Industry Guide 5 and our Disclosure Guidance Topic No. 6.

Plan of Distribution

Compensation of Dealer Manager and Participating Broker-Dealers, page 169

17. We note that your directors and officers, as well as directors, officers and employees of your advisor or its affiliates, including sponsors and consultants, may purchase Class A shares in your primary offering. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

18. Please revise to clarify whether the dealer manager provides any ongoing services in exchange for the dealer manager servicing fee with respect to Class W shares sold.

Underwriting Compensation and Organization and Offering Expenses, page 172

19. Please revise footnotes (3) and (4) of the compensation and expenses table to explain how you calculated the stockholder servicing fee and dealer manager servicing fee for Class T and Class W shares, respectively.

Index to Consolidated Financial Statement

Notes to Consolidated Financial Statement

Note 3. Related Party Transactions

Dealer Management Agreement, page F-12

20. Please tell us how you plan to account for the stockholder servicing fee and dealer manager servicing fee (trail fees) related to the Class T shares and Class W shares, respectively. It appears from your disclosure that you intend to accrue as you pay the trail fees. We may have further comment.

Appendix C

Prior Performance Tables, page C-1

21. We note your disclosure on page 109 that Strategic Storage Trust II, Inc. will close its public offering prior to the commencement of your offering. Please advise as to whether you will update the relevant prior performance tables for Strategic Storage Trust II, Inc. prior to the commencement of your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 Dan Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc:    Michael K. Rafter, Esq.
       Nelson Mullins Riley & Scarborough LLP